Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to reference of our firm under the caption “Experts” and to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Akumin Inc. Amended and Restated Stock Option Plan and Akumin Inc. Amended and Restated Restricted Share Unit Plan of our report dated March 31, 2021 (except for the impact of the matter discussed in Note 3, Restatement of financial statements, and Note 27 Subsequent Events as to which the date is November 15, 2021), with respect to the consolidated financial statements of Akumin Inc. included in its Annual Report (Form 40-F/A) for the year ended December 31, 2020 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, TN

December 16, 2021